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W. THOMAS CONNER	New York
Shareholder	Orlando
202.965.8139 Direct Dial	Tallahassee
TConner@carltonfields.com	Tampa
Washington, DC
West Palm Beach

March 5, 2026

Via Electronic Mail and Edgar Transmission

Anu Dubey

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Post-Effective Amendment No. 2 to Registration Statement on Form N-4

File No. 333-283023

Dear Ms. Dubey:

On behalf of Brighthouse Life Insurance Company (the “Registrant”), we are responding to the third round of comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the

“Commission”) provided to us via telephone on February 25, 2026, with regard to the above-referenced post-effective amendment (the “Amendment”) to the Company’s registration statement on Form N-4 filed under the Securities Act of 1933, as amended. The Amendment was filed with the Commission on

November 20, 2025, and relates to certain individual single premium deferred index-linked annuity contracts (the “Contracts”). Changes made to the Amendment in response to the Staff’s comments will be reflected in a subsequent post-effective amendment.

For ease of reference, each of the comments of the Staff is set forth below, followed by the

Registrant’s response. Defined terms used herein have the same meaning as in the Amendment. Page references are to the marked courtesy copy of the prospectus provided to the Staff on February 24, 2026.

Important Information You Should Consider About the Contract

Comment 1:	Regarding the section of the Key Information Table (“KIT”) captioned “Are There

Restrictions on the Investment Options?“ beginning on page 17, please explain supplementally to the Staff why there may be state variations and state that the

Registrant will add any state variations to this section of the KIT. If there are, add a reference in the response in the second column that there may be state variations and add to the third column a cross-reference to the state variations table in Appendix G.

Response:	The addition of the new Shield Options requires state approval, and we are in the process of obtaining these approvals. If there are states with variations on Shield

Options, they will be disclosed. The Registrant has added a reference to state variations in the second column and a cross-reference to Appendix G in the third column of the section of the KIT captioned “Are There Restriction on the

Investment Options?”.

Appendix H

Comment 2:	Please explain to us what you are relying on for the statement at the end of the second paragraph. Also, disclose any known and reasonably available intermediary variations with specificity.

Response:	The second paragraph is intended to alert investors that there may be financial intermediary variations of which the Registrant is not aware and that cannot be identified without unreasonable effort or incurring unreasonable expense. The

Registrant is relying on Rule 409 of the Securities Act of 1933, “Information

Unknown or Not Reasonable Available,” for this statement.

Rule 409 permits information to be omitted if, among other things, the obtaining of the information would involve unreasonable effort or expense. There are two conditions to Rule 409. First, information must be given if the Registrant possesses the information or can acquire it without unreasonable expense or effort. The Registrant will include such information in Appendix H with appropriate specificity. The second condition is that the Registrant explain why unreasonable effort or expense would be involved in obtaining the information.

The last sentence in the second paragraph states that unreasonable effort or expense would be involved, and the discussion preceding this statement explains why this is the case and gives an example of why a variation may be unknown.

More generally, we note that there are a number of considerations and factors as to why we are not able to identify all variations without unreasonable effort or incurring unreasonable expense, including the following: (i) we do not administer certain financial intermediary variations, (ii) the large number of selling firms through which the contracts are distributed would make obtaining variations extremely burdensome and expensive, and (iii) the terms of our existing selling agreements.

Comment 3:	(1) Please disclose the sentence constituting the third paragraph of Appendix H prominently, e.g., in bold type.

(2) Please insert “the availability of, and” before the words “any limitations.”

Response:	The Registrant has made the requested revisions.

General

Comment 4:	Confirm to us in your response letter that you have disclosed (1) variations in current limits on index gains under RILA contracts, e.g. caps, per Instruction 2 to Item 6(d)(2)(ii)(B), and (2) scheduled variations in sales loads, if any, per

Instruction 2 to Item 7(a).

Response:	The Registrant confirms that we have made the necessary disclosures referenced in Comment 4.

As always, we appreciate the Staff’s review of and comments on the Registration Statements.

Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner
Shareholder

cc:	Michele H. Abate, Head of Securities Products & Funds Law, Brighthouse Financial
Alyson Saad, Managing Corporate Counsel, Brighthouse Financial